LAWRENCE D. HENCHEL, RM (SME)

Consent of Qualified Person

Re: Cardero Resource Corp. (the “Issuer”)

I, Lawrence D. Henchel, Registered Member (SME), of 136 East South Temple, 12th Floor, Salt Lake City, Utah, USA 84111, consent to the public filing by the Issuer of the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 (the “Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Issuer dated September 23, 2012 and related Material Change report of the Issuer dated September 28, 2012 (the “Disclosures”).

I certify that I have read the Disclosures and that the Disclosures fairly and accurately represent the information contained in the sections of the Technical Report for which I am responsible.

Dated this 7th day of November, 2012

(signed)	L D Henchel
Lawrence D. Henchel, RM (SME)